                        UNITED STATES                 _________________________
             SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                   WASHINGTON, D.C. 20549             __________________________
                                                        OMB NUMBER: 3235-0145
                       SCHEDULE 13D/A                 __________________________
                                                      Expires: December 31, 2005
           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                      __________________________
                                                      Estimated average burden
                                                       hours per response . .11
                                                      __________________________

                                 Thinkpath, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    884099201

                  ---------------------------------------------

                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  October 21, 2005
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.     8840992017                            13D
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    609,186
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         609,186
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               609,186
-----------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.86%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), no par value per share ("Share"), of Thinkpath, Inc., an Ontario, Canada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 201 Westcreek Boulevard, Brampton, Ontario, Canada L6T 5S6.

         ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Joseph P Daly, by virtue of his purchase of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.

         (a) NAME: The name of the reporting person is Joseph P. Daly.

         (b) BUSINESS ADDRESS: The principal business address of Mr. Daly is 497 Circle Freeway, Cincinnati, Ohio 45246.

         (c) PRINCIPAL OCCUPATION AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR ORGANIZATION: Mr. Daly is the chief executive of Essig Research Incorporated. Essig Research offers design, analysis, and repair development services to the aircraft engine and power turbine markets. Mr. Daly's principal business address is 497 Circle Freeway, Cincinnati, Ohio, 45246.

         (d) CRIMINAL PROCEEDINGS: During the past five years, Mr. Daly has not been convicted in a criminal proceeding.

         (e) SECURITIES LAWS: During the past five years, Mr. Daly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  CITIZENSHIP: Mr. Daly is a United States citizen.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Daly has purchased an aggregate of 609,186 Shares for total consideration of $257,618.31. Such funds were provided from Mr. Daly's personal funds.

         The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Daly purchased the Shares for investment purposes. Mr. Daly is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Daly may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Daly may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. The foregoing reflects activities presently contemplated by Mr. Daly with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Daly will take any of the actions referred to above.


         Except as set forth in the preceding paragraph, as of the date hereof, Mr. Daly does not currently have any plan or proposal that relates to or would result in:

         (a) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (b) Any material change in the present capitalization or dividend policy of the Issuer;

         (c) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (d) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (e) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (f) Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mr. Daly reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) AMOUNT BENEFICIALLY OWNED: As of the date hereof, Mr. Daly beneficially owns an aggregate of 609,186 Shares. Based on the 4,737,535 Shares outstanding on July 15, 2005 as set forth in the Issuer's quarterly report on Form 10QSB for the period ended June 30, 2005, Mr. Daly beneficially owns 12.86% of the outstanding Shares.

         (b) NUMBER OF SHARES AS TO WHICH MR. DALY HAS :

                  (i)      Sole power to vote or direct the vote: 609,186

                  (ii)     Shared power to vote or direct the vote: 0

                  (iii)    Sole power to dispose or direct the disposition of:
                           609,186

                  (iv)     Shared power to dispose or direct the disposition of:
                           0

         (c)  TRANSACTIONS IN LAST 60 DAYS :


Person Who Effected the Transaction      Transaction Date       Number of Shares Purchased     Price per Share

Joseph P. Daly                               9/01/2005                     (1000)                   0.43
Joseph P. Daly                               9/01/2005                    (10000)                   0.42
Joseph P. Daly                               9/06/2005                     (5000)                   0.38
Joseph P. Daly                               9/06/2005                     (9600)                   0.34
Joseph P. Daly                               9/07/2005                    (10000)                   0.34
Joseph P. Daly                               9/08/2005                     (8600)                   0.38
Joseph P. Daly                               9/13/2005                     (5550)                   0.39
Joseph P. Daly                               9/15/2005                     (2268)                   0.41
Joseph P. Daly                               9/16/2005                     (5000)                   0.38
Joseph P. Daly                               9/27/2005                        62                    0.30
Joseph P. Daly                               9/27/2005                     16000                    0.30
Joseph P. Daly                              10/05/2005                    (15000)                   0.32
Joseph P. Daly                              10/06/2005                       400                    0.30
Joseph P. Daly                              10/06/2005                        60                    0.30
Joseph P. Daly                              10/06/2005                      2000                    0.30
Joseph P. Daly                              10/07/2005                         2                    0.30
Joseph P. Daly                              10/07/2005                       200                    0.30
Joseph P. Daly                              10/07/2005                       500                    0.30
Joseph P. Daly                              10/07/2005                      3000                    0.30
Joseph P. Daly                              10/10/2005                      8000                    0.30
Joseph P. Daly                              10/10/2005                      5000                    0.30
Joseph P. Daly                              10/12/2005                       562                    0.30
Joseph P. Daly                              10/18/2005                     10000                    0.315
Joseph P. Daly                              10/18/2005                       200                    0.315
Joseph P. Daly                              10/18/2005                      9800                    0.315
Joseph P. Daly                              10/20/2005                      1800                    0.275
Joseph P. Daly                              10/20/2005                      3399                    0.275
Joseph P. Daly                              10/20/2005                       110                    0.28
Joseph P. Daly                              10/20/2005                      6500                    0.28
Joseph P. Daly                              10/21/2005                     12000                    0.30
Joseph P. Daly                              10/21/2005                      8000                    0.30
Joseph P. Daly                              10/21/2005                      2200                    0.29
Joseph P. Daly                              10/21/2005                      5000                    0.29
Joseph P. Daly                              10/24/2005                      5000                    0.29
Joseph P. Daly                              10/24/2005                     15000                    0.29
Joseph P. Daly                              10/25/2005                       800                    0.29
Joseph P. Daly                              10/25/2005                       400                    0.29
Joseph P. Daly                              10/26/2005                       706                    0.29
Joseph P. Daly                              10/26/2005                      5000                    0.308
Joseph P. Daly                              10/26/2005                       200                    0.308

             All purchases were effected through unsolicited brokers' transactions on the Nasdaq National Market.

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: To the knowledge of Mr. Daly, no person other than Mr. Daly has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Daly.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           None.


         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                           None.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2005
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly